Mail Stop 4561   June 11, 2008

Stephen S. Romaine
President and Chief Executive Officer
Tompkins Financial Corporation
The Commons
P.O. Box 460
Ithaca, NY 14851

                Re: Tompkins Financial Corporation
                        Form 10-K
                        Filed March 17, 2008
                        File No. 1-12709

Dear Mr. Romaine:

        We have reviewed your June 4, 2008 response to our comment letter dated May 5,
2008. We are unable to agree with your analysis that the company's net income target
qualifies for exclusion under Instruction 4 to Item 402(b) of Regulation S-K. In addition,
we remind you that if you believe disclosure of targets in the future is not required
because disclosure would result in competitive harm such that the information could be
excluded under Instruction 4 to Item 402(b) of Regulation S-K, you must discuss how
difficult it will be for the registrant to achieve the undisclosed target levels. As in all
cases, we remind you that you are responsible for the adequacy and accuracy of the
disclosure in your filings. We do not have any further comments on your filing.

        Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202)
551-3421 with any questions.

                                                    Sincerely,

                                                    David S. Lyon
                                                    Financial Analyst

cc: By fax (585) 419-8818
        Alyssa Fontaine
        Harris Beach PLLC